SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the date of June 14, 2007

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On June 14, 2007 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s consolidated unaudited financial results for the three months ended March 31, 2007. A copy of such press release condensed for the three months ended March 31, 2007 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.2	Press release dated June 14, 2007, regarding Global Crossing (UK) Telecommunications Limited’s consolidated unaudited financial results for the three months ended March 31, 2007.

Exhibit 99.2

Global Crossing Reports GCUK’s First Quarter 2007 Results

FOR IMMEDIATE RELEASE: THURSDAY, JUNE 14, 2007

London — Global Crossing (NASDAQ: GLBC) today announced first quarter financial results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

GCUK generated 75 million pounds in revenue, with adjusted gross margin (defined as revenue minus cost of access) at 69 percent of revenue in the first quarter of 2007. The company generated 18 million pounds of earnings before net financing costs, taxes, depreciation and amortization (EBITDA) and 7 million pounds of cash from operations.

As reported previously, Global Crossing acquired Fibernet in October 2006 and sold it to GCUK on December 28, 2006. GCUK’s results for the first quarter of 2007 reflect the first full quarter of financial contribution from the Fibernet business. The integration of Fibernet into GCUK’s operations is proceeding well and is nearly complete.

During the first quarter, GCUK announced a five-year contract renewal with National Express Group for a 200-site managed IP VPN supporting converged services. More recently, GCUK announced that it will provide Newsquest Media Group, the UK’s second largest regional newspaper publisher, with data and VoIP-ready IP VPN capabilities to 160 sites as part of a five-year contract. On June 12, 2007, the company announced the extension of one of its largest contracts, the Managed Telecommunication Service (Mts) for OGCbuying.solutions, under which it is providing managed telephony, data network services, hosted IP telephony and mobile working services; the extension of the contract is valued at approximately 105 million pounds and now runs through December 2011.

“The recent string of significant contract renewals and new customer wins shows the potential of our UK business and Global Crossing as a whole,” said John Legere, Global Crossing’s chief executive officer. “With the acquisition of Fibernet now complete and the integration process in the final stages, we expect to build on our success with streamlined operations, an even stronger service offering and expanded network reach throughout the UK.”

Revenue, Margin and Costs

During the first quarter of 2007, GCUK generated revenue of 75 million pounds, 98 percent of which was generated from the “invest and grow” segment — namely, that part of the business focused on serving global enterprises, carrier data and indirect channel customers. This represents a 22 percent sequential increase over the previous quarter, when revenue was 62 million pounds, and a 28 percent year-over-year increase from 59 million pounds in the first quarter of 2006. The sequential and year-over-year increases are attributable to the inclusion of Fibernet’s UK operations into GCUK, incremental billings resulting from a settlement with a customer and an increase in equipment sales to a large customer. Adjusted gross margin (as further defined Table 7 that follows) was 52 million pounds during the first quarter of 2007, compared with 42 million pounds in the fourth quarter of 2006 and 41 million pounds in the first quarter of 2006.

Cost of revenue, which includes cost of access, technical real estate, network and operations, third party maintenance and cost of equipment sales, was 49 million pounds for the quarter, compared to 43 million pounds in the fourth quarter of 2006 and 38 million pounds in the first quarter of 2006. Cost of access increased year over year due to the addition of Fibernet operations as well as costs associated with increased enterprise and carrier voice volume. In addition, the year-over-year cost of revenue increase also reflected higher cost of equipment sales. Sales, general and administrative expenses (SG&A) in the first quarter were 8 million pounds, compared with 9 million pounds in the fourth quarter of 2006 and 8 million pounds in the first quarter of 2006.

Earnings

GCUK’s EBITDA for the first quarter, as defined in Table 5 that follows, was 18 million pounds, compared with 20 million pounds in the fourth quarter of 2006 and 14 million pounds in the first quarter of 2006. The sequential EBITDA decline was due to an 8 million pound net gain arising from the acquisition of Fibernet that was recorded in the fourth quarter of 2006 (see Table 2 for reference). The increase in EBITDA on a year-over-year basis was primarily attributable to inclusion of Fibernet’s operations in first quarter results.

GCUK recorded a net profit of approximately 1 million pounds for the first quarter of 2007, compared with a net loss of 2 million pounds in the fourth quarter of 2006 and a net profit of 5 million pounds in the first quarter of 2006. The year-over-year change in net profit was primarily due an increase in finance charges driven by a favorable non-cash exchange rate movement on the company’s senior secured notes in the first quarter of 2006 and issuing additional senior secured notes in December, as well as the recognition of an additional deferred tax asset in the first quarter of 2006.

Cash Position

As of March 31, 2007, GCUK had 38 million pounds of cash and cash equivalents. In the first quarter, GCUK had cash generated from operations of 7 million pounds and made interest payments totaling 1 million pounds on its capital leases. GCUK used a total of 2 million pounds of cash in the first quarter, including 11 million pounds for capital expenditures and principal payments on capital leases.

Non-GAAP Financial Metrics

Consistent with the Securities and Exchange Commission’s (SEC’s) Regulation G, the attached schedules include definitions of EBITDA and adjusted gross margin measures, as well as reconciliations of such measures to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (IFRS).

International Financial Reporting Standards

GCUK’s results reported here include unaudited consolidated financial results for the three months ended March 31, 2007 and 2006 and December 31, 2006; unaudited consolidated balance sheets as of March 31, 2007; and the audited consolidated balance sheet as of December 31, 2006, in accordance with IFRS, as adopted by the European Union. GCUK’s results for the first quarters of 2007 and 2006 and the fourth quarter of 2006 were included in Global Crossing’s consolidated results previously reported on May 10, 2007, in accordance with U.S. GAAP.

Conference Call

Management has scheduled a conference call for Thursday, June 14, 2007, at 9:00 a.m. EDT/2:00 p.m. BST to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 271 4642 or +44 (0) 870 001 3140. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EDT start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Thursday, June 14, 2007, beginning at 11:00 a.m. EDT/4:00 p.m. BST and will be accessible until Thursday, June 21, 2007 at 11:00 a.m. EDT/4:00 p.m. BST. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21340100. UK callers may access the replay by dialing +44 (0) 870 000 3081 or 0800 692 0831 and entering reservation number 21340100.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

Global Crossing (UK) Telecommunications Limited provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to a strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, GCUK provides carrier services to national and international communications service providers.

Global Crossing (UK) Telecommunications operates a high-capacity UK network connecting 150 towns and cities and reaching within just over one mile of 64 percent of UK businesses. Its network is linked into the wider Global Crossing network that connects more than 320 major cities in 31 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) provides telecommunications solutions over the world’s first integrated global IP-based network. Its core network connects more than 320 cities in 31 countries worldwide, and delivers services to more than 600 cities in 60 countries and 6 continents around the globe. The company’s global sales and support model matches the network footprint and, like the network, delivers a consistent customer experience worldwide.

Global Crossing IP services are global in scale, linking the world’s enterprises, governments and carriers with customers, employees and partners worldwide in a secure environment that is ideally suited for IP-based business applications, allowing e-commerce to thrive. The company offers a full range of data, voice and security products, to approximately 40 percent of the Fortune 500, as well as 700 carriers, mobile operators and ISPs. Its Professional Services and Managed Solutions provide VoIP, security and network consulting and management services to support its Global Crossing IP VPN service and Global Crossing VoIP services. Global Crossing was the first — and remains the only — global communications provider with IPv6 natively deployed in both its private and public backbone networks.

Please visit www.globalcrossing.com or blogs.globalcrossing.com/ for more information about Global Crossing.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause GCUK’s actual results to differ materially, including: the ability to successfully integrate the Fibernet business and realize the benefits anticipated from the acquisition of Fibernet; dependence on a number of key personnel; the level of competition in the marketplace; pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the concentration of revenue in a limited number of customers; customer contracts typically do not have firm commitments to purchase minimum levels of revenue or services; the reliance on a limited number of third party suppliers; periodic reviews of our financial condition by certain of our government customers; a change of control could lead to the termination of many of our government contracts; insolvency could lead to termination of certain of our contracts; slower than anticipated adoption by customers of next generation products; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; exposure to unreserved contingent liabilities; and other risks referenced from time to time in the company’s filings with the Securities and Exchange Commission. The company undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contacts

Becky Yeamans

+ 1 973 937 0155

PR@globalcrossing.com

Jo Graves

Europe

+ 44 (0) 1256 858 403

jo.graves@globalcrossing.com

Analysts/Investors Contact

Laurinda Pang

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

Europe

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

7 Financial Tables Follow

Global Crossing (UK) Telecommunications Limited and Subsidiaries Summary of Consolidated Revenues Results below are in pounds sterling in thousands.	Table 1

	Three months ended
	March 31, 2007	December 31, 2006	March 31, 2006
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise and carrier data	£73,597	£60,401	£57,864
Wholesale voice	1,368	1,155	615

	74,965	61,556	58,479
Global Crossing group companies	125	151	125

Consolidated revenues	£75,090	£61,707	£58,604

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Consolidated Statements of Operations Results below are in pounds sterling in thousands.	Table 2

	Three months ended
IFRS in IFRS Reporting Format	March 31, 2007	December 31, 2006	March 31, 2006
	(unaudited)	(unaudited)	(unaudited)
Revenue	£75,090	£61,707	£58,604
Cost of sales	(46,307)	(40,295)	(34,695)

Gross profit	28,783	21,412	23,909

Distribution costs	(3,721)	(2,822)	(2,772)
Administrative expenses	(16,853)	(13,319)	(13,217)
Net gain arising from acquisition of Fibernet	—	8,453	—

Operating profit	8,209	13,724	7,920

Finance revenue	1,279	(20)	446
Finance charges	(8,708)	(4,327)	(5,829)

Profit before tax	780	9,377	2,537

Tax (charge)/benefit	(260)	(11,020)	2,100

Profit (loss) for the period	£520	£(1,643)	£4,637

	Three months ended
IFRS in U.S. Reporting Format	March 31, 2007	December 31, 2006	March 31, 2006
	(unaudited)	(unaudited)	(unaudited)
REVENUES	£75,090	£61,707	£58,604

Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(23,048)	(19,678)	(18,030)
Real estate, network and operations	(11,916)	(9,543)	(9,723)
Third party maintenance	(4,676)	(3,938)	(4,465)
Cost of equipment sales	(9,128)	(9,701)	(5,609)

Total cost of revenue	(48,768)	(42,860)	(37,827)

Selling, general and administrative	(8,224)	(9,115)	(7,649)
Depreciation and amortization	(9,565)	(6,387)	(5,883)

Total operating expenses	(66,557)	(58,362)	(51,359)

OPERATING INCOME	8,533	3,345	7,245

OTHER INCOME (EXPENSE)
Interest expense, net	(7,436)	(7,828)	(6,911)
Other (expense) income, net	(317)	12,112	2,203

INCOME BEFORE BENEFIT (PROVISION) FOR INCOME TAXES	780	7,629	2,537
(Provision) benefit for income taxes	(260)	(11,020)	2,100
Extraordinary gain, net of tax	—	1,748	—

NET INCOME (LOSS)	£520	£(1,643)	£4,637

Note: The classification differences between reporting under IFRS and U.S. GAAP are as follows:

Cost of sales:

Under IFRS, the company includes cost of access, third party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP, the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment sales within cost of revenue.

Foreign currency gains/(losses):

Under IFRS, the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes, which are included in finance costs, and those related to loans to related parties, which are included in finance revenue. Under U.S. GAAP, all foreign exchange gains/(losses) are included in other income (expense), net.

Net gain arising from acquisition of Fibernet:

Under IFRS, the company includes the gain on settlement of contracts due to Fibernet acquisition (£8,411), the gain on recognition of negative goodwill (£1,748) and charges related to restructuring Fibernet’s operations (£1,706) in net gain arising from acquisition of Fibernet within operating profit. Under U.S. GAAP, the gain on settlement of contracts due to Fibernet acquisition is included in other income (expense), net; the gain on recognition of negative goodwill is recognized as an extraordinary gain, net of tax; and charges related to restructuring Fibernet’s operations are included in sales, general and administrative expenses.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Consolidated Balance Sheets Results below are in pounds sterling in thousands.	Table 3

	March 31, 2007	December 31, 2006
	(unaudited)	(audited)
Non-current assets
Intangible assets, net	£14,461	£14,241
Property, plant and equipment, net	183,581	182,556
Investment in associate	163	163
Retirement benefit asset	922	922
Trade and other receivables	33,044	33,130
Deferred tax asset	5,262	5,262

	237,433	236,274

Current assets
Inventory	563	1,112
Trade and other receivables	60,992	59,182
Cash and cash equivalents	37,961	40,309

	99,516	100,603

Total assets	£336,949	£336,877

Current liabilities
Trade and other payables	£(76,518)	£(77,581)
Deferred revenue	(47,501)	(48,005)
Provisions	(2,234)	(3,266)
Obligations under finance leases	(10,501)	(9,214)
Other debt obligations	(417)	(167)
Derivative financial instrument	(954)	(894)

	(138,125)	(139,127)

Non-current liabilities
Trade and other payables	(740)	(647)
Senior secured notes	(249,916)	(249,631)
Deferred revenue	(110,430)	(109,765)
Retirement benefit obligation	(2,808)	(2,808)
Provisions	(4,482)	(5,243)
Obligations under finance leases	(22,065)	(23,209)
Other debt obligations	(779)	(232)
Derivative financial instrument	(1,670)	(1,789)

	(392,890)	(393,324)

Total liabilities	(531,015)	(532,451)

Net liabilities	£(194,066)	£(195,574)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	26,083	25,368
Hedging reserve	(2,343)	(2,616)
Accumulated deficit	(217,907)	(218,427)

Total equity	£(194,066)	£(195,574)

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Consolidated Cash Flow Statements Results below are in pounds sterling in thousands.	Table 4

	Three months ended
	March 31, 2007	March 31, 2006
	(unaudited)	(unaudited)
Operating activities:
Profit for the period	£520	£4,637
Adjustments for:
Finance costs, net	7,429	5,383
Income tax	260	(2,100)
Depreciation of property, plant and equipment	8,299	5,288
Amortization of intangible assets	856	186
Share based payment expense	715	471
Loss/(gain) on disposal of property, plant and equipment	266	(46)
Equity income from associate	—	(128)
Change in provisions	(1,859)	(686)
Change in operating working capital	(10,169)	(2,734)
Change in other assets and liabilities	960	(1,681)

Cash generated from operations	7,277	8,590
Interest paid	(996)	(440)

Net cash provided by operating activities	£6,281	£8,150

Investing activities:
Interest received	£1,168	£1,049
Purchase of property, plant and equipment	(8,439)	(4,570)
Proceeds from disposal of property, plant and equipment	—	8

Net cash used in investing activities	£(7,271)	£(3,513)

Financing activities:
Repayments of capital elements under finance leases	£(2,132)	£(1,112)
Proceeds from debt obligations, net	774	399

Net cash used in financing activities	£(1,358)	£(713)

Net increase (decrease) in cash and cash equivalents	(2,348)	3,924
Cash and cash equivalents at beginning of period	40,309	44,847

Cash and cash equivalents at end of period	£37,961	£48,771

Non cash in financing activities:
Capital lease and debt obligations incurred	£3,984	£275

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of IFRS EBITDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial metric, to profit (loss) for period, which is the most directly comparable IFRS measure. GCUK’s calculation of IFRS EBITDA may not be consistent with IFRS EBITDA measures of other companies. Management believes that IFRS EBITDA is a relevant indicator of operating performance, especially in a capital intensive industry such as telecommunications. IFRS EBITDA is an important aspect of the company’s internal reporting and is also used by the investment community in assessing performance. This non-GAAP financial measure should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Reconciliation of IFRS EBITDA to Profit (Loss) for the Period (unaudited) Results below are in pounds sterling in thousands.	Table 5

	Three months ended
	March 31, 2007	December 31, 2006	March 31, 2006
	(unaudited)	(unaudited)	(unaudited)
IFRS EBITDA	£17,774	£20,111	£13,803
Depreciation and amortization	(9,565)	(6,387)	(5,883)
Finance revenue	1,279	(20)	446
Finance costs	(8,708)	(4,327)	(5,829)
Taxation	(260)	(11,020)	2,100

Profit (loss) for period	£520	£(1,643)	£4,637

Definition:

IFRS EBITDA consists of profit (loss) for the period before taxation, finance costs, finance revenue and depreciation and amortization expense recorded to cost of sales and administrative expenses.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Reconciliation of Profit (Loss) Under IFRS to U.S. GAAP Results below are in pounds sterling in thousands.	Table 6

	Three months ended
	March 31, 2007	December 31, 2006	March 31, 2006
	(unaudited)	(unaudited)	(unaudited)
Profit (loss) reported under IFRS	£520	£(1,643)	£4,637
Reconciling items:
Push down of Global Crossing’s fresh start accounting:
- Deferred income	(1,136)	(1,133)	(1,141)
Long-term IRU agreements	(87)	(87)	(87)
Restructuring costs	95	(20)	126
Pensions	—	11	1
Dilapidation provisions	(39)	(39)	33
Share-based compensation	(4)	87	(154)
Income taxes	—	106	(2,017)
Purchase accounting - restructuring	—	1,706	—
Purchase accounting - goodwill	53	(1,748)	—

(Loss) income under U.S. GAAP	£(598)	£(2,760)	£1,398

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of Adjusted Gross Margin, which is considered a non-GAAP financial metric, to gross margin, which is the most directly comparable IFRS measure. Management believes that Adjusted Gross Margin is a relevant indicator of operating performance since it links revenue lines with the largest and most directly related costs incurred to generate such revenue. Adjusted Gross Margin should be used in addition to, but not as a substitute for, the analysis provided in the consolidated statement of operations.

Global Crossing (UK) Telecommunications Limited and Subsidiaries Reconciliation of Adjusted Gross Margin to Gross Profit (unaudited) Results below are in pounds sterling in thousands.	Table 7

	Three months ended
	March 31, 2007	December 31, 2006	March 31, 2006
	(unaudited)	(unaudited)	(unaudited)
Adjusted Gross Margin	£52,042	£42,029	£40,574
Less:
Customer-specific costs	(10,128)	(10,782)	(6,649)
Third-party maintenance	(4,676)	(3,938)	(4,465)
Depreciation & amortization (included within cost of sales)	(8,455)	(5,897)	(5,551)

Gross Profit (IFRS)	£28,783	£21,412	£23,909

Definitions:

Adjusted gross margin is revenue minus cost of access.

Gross profit is revenue minus cost of access, customer-specific costs, third party maintenance and depreciation and amortization recorded to cost of sales.

On October 11, 2006, GC Acquisitions, a wholly-owned subsidiary of Global Grossing Limited and affiliate of Global Crossing (UK) Telecommunications Ltd. (GCUK), took control of Fibernet Group Plc (Fibernet), and since that date the results of Fibernet have been consolidated into Global Crossing’s results. On December 28, 2006, GCUK acquired all of Fibernet’s UK operations from GC Acquisitions. Accordingly, Fibernet’s UK operations results are included in GCUK’s 2006 results as of December 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

By:	/S/ ANTHONY D. CHRISTIE
Name:	Anthony D. Christie
Title:	Managing Director

Date: June 14, 2007